Knology, Inc.

1241 O.G. Skinner Drive

West Point, GA 31833

706-645-3046

Fax: 706-645-3921

www.knology.com

April 3, 2009

VIA EDGAR AND FAX

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3720

100 F St., N.E.

Washington, D.C. 20549

Re:	Knology, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Filed March 14, 2008

Form 10-Q for Fiscal Quarter Ended September 30, 2008
File No. 0-32647

Dear Mr. Spirgel:

This letter is a follow-up to our conference call with members of the staff of the Securities and Exchange Commission (the “Commission”) on March 16, 2009, which addressed our letter dated March 13, 2009 on the above-referenced filings of Knology, Inc. (“Knology,” the “Company,” “we” or “our”).

Form 10-K for Fiscal Year Ended December 31, 2007

1. Summary of Significant Accounting Policies

Goodwill and intangible assets, page F-12

1.	Methodology used to value customer base and goodwill acquired in the PrairieWave and Graceba acquisitions.

Knology provided the staff copies of the analysis prepared by the qualified appraiser who advised us in allocating the purchase price of both our PrairieWave and Graceba acquisitions to assets, liabilities and goodwill. The staff provided suggestions on items that should be considered and included in the valuation analysis. In response to these items, we recomputed the valuations for the PrairieWave and Graceba acquisitions implementing the suggestions offered by the Commission.

Regarding the PrairieWave valuation, the following items were adjusted in the analysis:

Mr. Larry Spirgel

April 3, 2009

•	Depreciation expense was placed at historical levels as a percent of revenue.

•	Approximately 50% of the marketing expense was removed from operating expenses and the remaining 50% was kept for company branding and customer retention costs related to the existing customer base.

•	The return on fixed assets was adjusted to a 7% pretax rate (4.9% after tax) which better reflects the cost of debt existing at the time.

•	A tax shield was added in the customer base calculation to record the tax benefit associated with the acquisition as though a Section 338(h)(10) election was made.

The effect of these changes resulted in a customer base asset of $4,489,000 compared with a previous value of $4,402,000. We consider this difference immaterial to our financial statements taken as a whole and therefore did not make any changes to our assets, liabilities or goodwill associated with the PrairieWave acquisition.

In regards to the Graceba valuation, changes were made for marketing expenses, the return on fixed assets and a tax shield consistent with the PrairieWave adjustments described above.

The effect of these changes resulted in a customer base asset at $13,265,000 compared with a previous value of $9,135,000. The differences in the model between the customer base (and therefore Goodwill) are $4,130.000 and the non-cash amortization of the customer base asset would increase by approximately $129,000 per quarter.

However, we have not adjusted our financial statements due to these changes being immaterial to our financial statements taken as a whole. The adjustment would be a reclassification between two long-term assets and the total value of the change is 0.6% of total assets. Like comparable companies within our industry, Knology’s investors generally value the company on a multiple of EBITDA. The annual amortization change would only be 1.5% of operating income (amortization is included in operating expenses) and EBITDA would be unaffected.

CONFIDENTIAL TREATMENT REQUESTED

BY KNOLOGY, INC.

* * * * *

Mr. Larry Spirgel

April 3, 2009

We appreciate the attention the staff has provided on these items. If the staff wishes, we would be happy to discuss our analysis via a conference call at your convenience.

Sincerely,

/s/ Bruce D. Herman
Bruce D. Herman Chief Financial Officer

cc:	Knology, Inc.

Rodger Johnson

M. Todd Holt

Chad Wachter

Alan Spurlock

Casey Calloway

BDO Seidman, LLP

Jay Goldman

Scott Yancey

Securities and Exchange Commission

Kyle Moffatt

Michael Henderson